February 24, 2012

By Edgar

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention:	Mr. Ronald E. Alper

Re:	West Corporation
Amendment No. 9 to Registration Statement on Form S-1 (File No. 333-162292)

Dear Mr. Alper:

On behalf of West Corporation, a Delaware corporation (the “Company”), transmitted herewith through the EDGAR electronic filing system under the Securities Act of 1933, as amended (the “Act”), is Amendment No. 9 (“Amendment No. 9”) to the Company’s Registration Statement on Form S-1, under the Act (as amended, the “Registration Statement”), for the registration of shares of Common Stock, par value $0.001, of the Company. For your convenience, four (4) courtesy copies of this letter and Amendment No. 9, which have been marked to show the changes from Amendment No. 8 to the Registration Statement filed on November 2, 2011, are also being delivered to you.

* * * * *

Thank you for your prompt attention to the Company’s filing. If you wish to discuss the filing being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of the filing, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Very truly yours,

/s/ Robert L. Verigan

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships